                                      SECURITIES AND EXCHANGE COMMISSION
                                             WASHINGTON, D.C. 20549

                                                  SCHEDULE 13G
                                               (Amendment No. 11)

                                    Under the Securities Exchange Act of 1934

                                               A.T. CROSS COMPANY
                                               ------------------
                                                (Name of Issuer)

                                      Class A Common Stock, $1.00 Par Value
                                      -------------------------------------
                                         (Title of class of securities)

                                                    227478104
                                                    ---------
                                                 (CUSIP number)

                                                 December 31, 2001
-------------------------------------------------------------------------------------------------
                             (Date of Event Which Requires Filing of this Statement)

         Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

                      [ ]     Rule 13d-1(b)
                      [ ]     Rule 13d-1(c)
                      [X]     Rule 13d-1(d)

*  The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                 (A fee is not being paid with this statement.)

         1)       Name of Reporting Person.          Bradford R. Boss
                                                  ------------------------

         2)       Check the Appropriate box if a Member of a Group (See Instructions).

         (a)      [ ]
         (b)      [ ]

         3)       SEC Use Only......................................

         4)       Citizenship or Place of Organization.       United States
                                                         -------------------------------

Number of                      (5)  Sole Voting Power:  274,150 (includes shares acquirable within
                                                        ------------------------------------------
Shares Bene-                        60 days through exercise of stock options)
                                    ------------------------------------------
ficially                       (6)  Shared Voting Power:  1,557,000 (3,361,800 if Class B common
                                                          ---------------------------------------
Owned By                            stock beneficially owned is converted to Class A common stock)
                                    --------------------------------------------------------------
Each Report-                   (7)  Sole Dispositive Power:  274,150 (see comment under (5) above)
                                                             -------------------------------------
ing Person                     (8)  Shared Dispositive Power:  1,557,000 (3,361,800 if Class B
                                                               --------------------------------
With                                common stock beneficially owned is converted to Class A
                                    --------------------------------------------------------
                                    common stock)
                                    -------------

         9)       Aggregate Amount Beneficially Owned by Each Reporting Person.   3,637,991 (assumes conversion
                                                                                 -------------------------------
                  of all outstanding Class B common stock to Class A common stock and exercise of all options exercisable within
                  ---------------------------------------------------------------------------------------------------------------
                  60 days).
                  --------

         10)      Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions).
                  Not applicable.

         11)      Percent of Class Represented by Amount in Row 9.  21.9% (assumes conversion of all
                                                                    ---------------------------------
                  outstanding Class B common stock to Class A common stock and exercise of all options exercisable within 60 days
                  ----------------------------------------------------------------------------------------------------------------
                  held by Reporting Person).
                  --------------------------

         12)      Type of Reporting Person (See Instructions).  IN
                                                                --

Item 1(a).        Name of Issuer.
                  --------------
                  A.T. Cross Company.

Item 1(b).        Address of Issuer's Principal Executive Offices.
                  -----------------------------------------------
                  One Albion Road, Lincoln, Rhode Island 02865.

Item 2(a).        Name of Person Filing.
                  ---------------------
                  Bradford R. Boss.

Item 2(b).        Address of Principal Business Office.
                  ------------------------------------
                  One Albion Road, Lincoln, Rhode Island 02865.

Item 2(c).        Citizenship.
                  -----------
                  United States.

Item 2(d).        Title of Class of Securities.
                  ----------------------------
                  Class A Common Stock, $1.00 Par Value.

Item 2(e).        CUSIP Number.
                  ------------
                  227478104

Item 3.           Not applicable.

Item 4.           Ownership.
                  ---------
                  (a)      Amount Beneficially Owned.
                           -------------------------
                           148,070 shares held directly
                           125,323 shares acquirable pursuant to options exercisable within 60 days
                           2,041 shares held by spouse
                           1,557,000 shares held indirectly as co-trustee of trusts
                           757 shares held for his account by A.T. Cross Company Profit Sharing Trust
                           1,804,800 shares which may be acquired by conversion of Class B Common Stock held as trustee

                  (b)      Percent of Class.  The shares of Common Stock beneficially owned by Mr. Boss
                           ----------------
                           represent 21.9% (assumes conversion of all outstanding shares of Class B common stock to an equal number of shares of Class A common stock and exercise of all options exercisable within 60 days).

                  (c)      Number of shares of Common Stock as to which Mr. Boss has:

                           (i)      sole power to vote or to direct the vote:  274,150 (includes shares
                                                                               -------------------------
                                    acquirable within 60 days through exercise of stock options)
                                    ------------------------------------------------------------

                           (ii)     shared power to vote or to direct the vote:  1,557,000 (3,361,800 if all
                                                                                 ----------------------------
                                    Class B shares are converted to Class A shares)
                                    -----------------------------------------------

                           (iii)    sole power to dispose or to direct the disposition of:  274,150 (includes
                                                                                            ------------------
                                    shares acquirable within 60 days through exercise of stock options)
                                    -------------------------------------------------------------------

                           (iv)     shared power to dispose or to direct the disposition of:  1,557,000
                                                                                              ----------
                                    (3,361,800 if all Class B shares are converted to Class A shares)
                                    -----------------------------------------------------------------

Item 5.           Ownership of Five Percent or Less of a Class.
                  --------------------------------------------
                  Not applicable.

Item 6.           Ownership of More than Five Percent on Behalf of Another Person.
                  ---------------------------------------------------------------
                  Not applicable.

Item 7.           Identification and Classification of the Subsidiary Which Acquired the Security Being
                  --------------------------------------------------------------------------------------
                  Reported on By the Parent Holding Company or Control Person.
                  -----------------------------------------------------------
                  Not applicable.

Item 8.           Identification and Classification of Members of the Group.
                  ---------------------------------------------------------
                  Not applicable.

Item 9.           Notice of Dissolution of Group.
                  ------------------------------
                  Not applicable.

Item 10.          Certification.
                  -------------
                  Not applicable.

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:    February 12, 2002                  /s/ Bradford R. Boss
                                            ---------------------------
                                                Bradford R. Boss